Exhibit 99.1

RONIN TRADING AND SW INVESTMENT MANAGEMENT ISSUE LETTER TO STOCKHOLDERS OF PEREGRINE PHARMACEUTICALS

Believe Change is Desperately Needed to Peregrine’s Board Given Current Strategy, Poor Corporate Governance, Apparent Misalignment of Interests with Stockholders and Constant Dilution

Announces Nomination of Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian for Election at Upcoming 2017 Annual Meeting

CHICAGO, IL, July 13, 2017 — Ronin Trading, LLC and SW Investment Management LLC (together with the other participants in their solicitation, “Ronin”), collectively the second largest stockholder of Peregrine Pharmaceuticals, Inc. (“Peregrine” or the “Company”) (NASDAQ:PPHM), with aggregate beneficial ownership of approximately 8.8% of the Company’s outstanding shares of common stock, today issued a letter to Peregrine’s stockholders. In the letter, Ronin announced that it has formally nominated three independent, highly-qualified candidates, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian, for election to the Company’s Board of Directors (the “Board”) at the Company’s upcoming 2017 annual meeting of stockholders. As explained in the letter, Ronin believes that there are opportunities to increase stockholder value; however, Ronin is concerned that stockholders will continue to suffer unless the Board is reconstituted with directors who will represent stockholders’ best interests. The full text of the letter follows:

July 13, 2017

Dear Fellow Peregrine Stockholders:

Ronin Trading, LLC and SW Investment Management LLC (together, “we”) collectively beneficially own approximately 8.8% of the outstanding shares of Peregrine Pharmaceuticals, Inc. (“Peregrine” or the “Company”), making us the Company’s second largest stockholder.(1)

As we have discussed on several occasions with the Company’s management, we are extremely concerned by Peregrine’s current strategy, the continuous dilution of stockholders and the Company’s exceptionally weak corporate governance. Both publicly and in our private conversations with management, we were shocked that neither Steven W. King nor Paul J. Lytle, Peregrine’s Chief Executive Officer and Chief Financial Officer, respectively, could articulate any long-term strategy for addressing the capital needs of the Company, curing the outstanding going concern notice or rectifying the Company’s corporate governance shortcomings, including the apparent interest misalignment of directors and other problems associated with Peregrine’s Board of Directors (the “Board”).

Now, well over a year after another clinical failure of bavituximab (the Company’s immunotherapy drug candidate), instead of addressing the core problems of the Company, the Board relies on tangential, counterfactual, and straw-man arguments to justify their positions, in desperate attempts to externalize the problems they have created. We believe immediate changes are necessary to stop Peregrine’s reckless spending and equity dilution in order to put the Company on the path towards creating value for stockholders and stability for employees.

(1)  Source: Peregrine’s Form 8-K filed on July 7, 2017, disclosing approximately 45 million shares outstanding (315 million pre-split).

It is important you understand that, unlike the current Board, our interests are aligned with yours. Like you, we will only be able to achieve a return on our investment upon the appreciation in value of Peregrine’s stock and we will lose our money if the Company continues to perform poorly. We have histories of successful investments in biotech and pharmaceutical contract development and manufacturing firms, and we believe it is obvious that the only path towards creating value for all stockholders begins with electing a new group of highly qualified independent directors and a sensible change of strategy. We would like to take this opportunity to explain the strategic changes that we believe are necessary to increase stockholder value and detail why we believe ALL stakeholders — stockholders, employees and customers — would benefit from the election of our independent, highly qualified director candidates at the upcoming 2017 Annual Meeting.

Suspend All Clinical Development Activities

All clinical development activities should be immediately halted and the Company’s cost structure must be adjusted accordingly. In the last decade, we estimate that Peregrine has spent over $300 million cumulatively in research and development on clinical development activities, which are almost entirely related to bavituximab, a drug which has been unsuccessful in numerous clinical studies, most recently failing a Phase III SUNRISE trial in February 2016 for small cell lung cancer. It has shown similarly disappointing results for breast cancer, hepatitis C, and pancreatic cancer. Given bavituximab’s poor performance in clinical trials, it is questionable whether any further spending on its development is warranted at all; however, given Peregrine’s financial condition and the emergence of its contract development and manufacturing business, Avid Bioservices (“Avid”), squandering additional capital on further studies is objectively indefensible. The profligate spending on risky clinical development has caused Peregrine to continually resort to myopic and harmful financing solutions which have caused staggering stockholder dilution amounting to an astonishing 30% annually since fiscal year (“FY”) 2010. In its most recent Form 8-K filing on July 7, 2017, the Company revealed that the number of outstanding shares had risen to 315 million (now split-adjusted to 45 million shares), bringing the total dilution in FY 2017 alone (plus the subsequent period from April 30, 2017 through July 7, 2017) to an outrageous 45.6%. That management publicly laments its stock price and claims a focus on creating value for all stockholders while simultaneously diluting stockholders at such an extraordinary (and accelerating) rate shows a profound misunderstanding of governance, management and stockholder value.

This chart should make investors shake their heads in utter disbelief — THE DILUTION NEEDS TO STOP! Peregrine must immediately cease all clinical development activities, adjust its cost structure accordingly, and begin a process to monetize its intellectual property, either through an outright sale or a contingent value right to a larger pharmaceutical firm that has the financial ability to underwrite further studies. Peregrine’s losses are entirely attributed to its roughly $30 million in annual clinical development activities. By stopping clinical development activities and monetizing the intellectual property, many of Peregrine’s problems will automatically be solved, as it will no longer be deeply unprofitable or need to constantly dilute stockholders at such a rapid rate. Furthermore, this will enable Peregrine to focus on profitably growing Avid, which will no longer have to internally compete for capital with the extremely risky clinical development spending.

Refocus on Contract Development and Manufacturing

Avid is an extremely attractive business in a secularly growing market. Because of the growing demand for biologic and biosimilar drugs, we are very optimistic about the outlook for biologics contract manufacturers, particularly smaller ones like Avid that have embraced single-use bioreactor technology. Avid’s excellent regulatory track record and premier customer list are validation of the quality of the business and its prospects for long-term growth with high returns on capital. However, Avid has entirely different capital requirements, cash flow profiles, regulatory demands, scientific expertise and managerial needs than Peregrine’s high-risk clinical development. It is illogical for Avid to be owned alongside Peregrine’s high risk clinical development activities. No other public contract manufacturer has a large clinical development operation, let alone one that renders the whole company massively unprofitable.

Management has stated that only 10% of Peregrine’s employees are directly related to its clinical development operations.(2) Unfortunately for the other 90% of employees who work at Avid, the price of Peregrine’s stock is almost entirely driven by clinical development activities and the massive losses and dilution it causes. We were shocked that management was totally unappreciative of how misaligned the Company is with 90% of its own employees.

(2)  Source: Conversation with Steven W. King and Paul J. Lytle.

We agree with management’s public comments about Avid being an excellent business whose value is not accurately reflected in Peregrine’s stock price, but how can any investor confidently value the price of the stock when the dilution is both severe and perpetual? No one knows what share count to use. This is such an obvious problem, but again, we were shocked that in private conversations with management, they could not comprehend how the endless dilution has contributed to Peregrine’s poor stock performance under their watch. It is clear to us that Avid is a great business and it should be a standalone company with the right people and incentives in place in order to continue its growth for the long-run.

Poor Corporate Governance Is to Blame — Changes Must Be Made

In our opinion, underpinning Peregrine’s extreme losses, dilution, and stockholder value destruction are Peregrine’s three independent directors, Eric S. Swartz, Carlton M. Johnson and David H. Pohl, who we believe are primarily responsible for Peregrine’s problems. With little-to-no interest alignment with stockholders, no experience with contract manufacturing, track records of enormous stockholder losses and questionable public company dealings outside of Peregrine, we do not believe it is appropriate for these individuals to continue serving as directors of Peregrine. We believe that radical changes to Peregrine’s Board are urgently needed to ensure that stockholders’ best interests are appropriately represented in the boardroom.

Severe Interest Misalignment with Stockholders

Messrs. Swartz and Johnson have each served as directors since 1999, while Mr. Pohl has served as a director since 2004. Despite their unusually long tenures, these three independent directors collectively outright own less than 0.22% of the shares outstanding. Although these directors have been granted hundreds of thousands of stock options, most of these options are deep out-of-the-money, meaning they don’t have much of a vested financial interest in the Company. More telling as to just how little skin in the game these directors have is that no independent director has personally made an open market purchase of Peregrine shares in over nine years,(3) and Mr. Pohl has not purchased a single Peregrine share in his nearly 13 years on the Board, and owns just 286 shares outright.

Director	Shares Owned	% Outstanding	Options Awarded	Last Open Market Purchase
Eric S. Swartz	96,017	0.213%	274,215	2008
David H. Pohl	286	0.001%	274,215	Never
Carlton M. Johnson	1,095	0.002%	274,215	2007

Source: SEC filings; adjusted for reverse split.

Despite Peregrine’s abysmal stock price performance during their tenure, the continuous dilution of stockholders and repeated clinical failures, these three directors have collectively earned over $10 million in total compensation since the start of FY 2010, and that is not even counting whatever they have received after April 30, 2016!(4)

(3)  Excludes indirect purchases made by Highlight Fund, LLC reported on Form 4 filings by Eric S. Swartz given no relationship is explained.

(4)  Source: Peregrine’s SEC filings.

Director	Average 5 Year Compensation	Last Fiscal Year Compensation
Eric S. Swartz	$512,099	$518,038
David H. Pohl	$499,699	$488,038
Carlton M. Johnson	$560,099	$548,038

Source: SEC filings.

The average director compensation for LARGE pharmaceutical firms Pfizer Inc., Merck & Co., Inc., Johnson & Johnson, Eli Lilly and Company and AbbVie Inc. is approximately $301,000 per year, with only one of such company’s average director compensation being higher than $300,000.(5) As disclosed in Peregrine’s proxy statement for the 2016 Annual Meeting, the Company’s independent directors each received an average of over $518,000 in total compensation, over 72% higher than the average compensation received by directors of the aforementioned highly successful large-cap pharmaceutical companies.

Source: SEC filings.

With immaterial stock ownership and unjustifiably high compensation, there is effectively no interest alignment between the Board and Peregrine’s stockholders. We have little doubt that this interest misalignment has played a key role in the relentless dilution which has led to the destruction of stockholder value.

The interest misalignment also appears to extend to Peregrine’s management team. Steven W. King (CEO) and Paul J. Lytle (CFO) have each been at the Company for 20 years. Despite their long tenure, combined they own outright less than 0.14% of the Company. Peregrine’s five named executive officers (“NEO’s”) own outright a combined 93,467 shares of the Company, a mere 0.21% stake!(6) While the NEO’s have been

(5)  Source: SEC filings from Pfizer Inc., Merck & Co., Inc., Johnson & Johnson, Eli Lilly and Company and AbbVie Inc.

(6)  Source: Peregrine’s SEC filings and Form 4 filings made by the NEOs. 93,467 figure is adjusted for reverse split and even includes 1,071 shares that could be acquired upon conversion of Series E Preferred Stock owned by NEO Mark R. Ziebell.

granted over 1 million options,(7) only a fraction of those options are in-the-money, leaving them with a minimal vested financial interest.

Most recently, on April 28, 2017, Messrs. King and Lytle and Joseph S. Shan (Vice President) each filed Form 4’s indicating purchases of 19,941 shares, 37,389 shares and 39,177 shares, respectively.(8) Even though these shares were purchased on April 28th, a day on which Peregrine’s stock closed at $0.6156 per share, these insiders purchased their shares for $0.2712 per share, giving them an instant gain of over 125%. How was this possible?

Messrs. King, Lytle and Shan purchased their shares through Peregrine’s Employee Stock Purchase Plan, which gives certain insiders a six month look-back window (the two windows ending October 31st and April 30th) to purchase stock at 85% of the fair market value on either the first or last day of the window. With April 28th being the final trading day of the window, insiders were allowed to purchase stock at 85% of the price of Peregrine’s shares on either April 28, 2017 or November 1, 2016. Accordingly, despite the price of Peregrine’s stock rising materially from its close of $0.319 per share on November 1, 2016, Peregrine insiders were able to purchase stock from the Company on April 28, 2017 at 85% of the price of Peregrine shares six months ago (i.e. $0.2712 per share).

Peregrine’s Employee Stock Purchase Plan, which allows management to profit at the direct expense of stockholders, is yet another example of the misalignment of interests and the cultural leadership plague that has harmed Peregrine’s stockholders. Management being allowed to profit directly at stockholders’ expense is insulting. We believe these purchases are unfair, dilutive and fail to properly incentivize management.

Independent Directors Lack Relevant Experience

It appears that not one of the three independent directors possess ANY experience, no matter how tangential, in either contract manufacturing or biotechnology.

Mr. Pohl is a semi-retired attorney who serves as Of Counsel for Herold & Sager, a small law firm based in California. Although his area of practice for Herold & Sager is not described, his bio for Peregrine notes that he previously worked as general counsel for large financial services companies. He has served as a director on one other public board — a company without any revenues in its history that has unsuccessfully attempted to license semiconductor technology. Mr. Pohl does not appear to have any experience whatsoever with biotechnology or contract manufacturing.

Mr. Swartz is a financier who was most recently registered as a broker for NMS Capital Advisors LLC for one year, ending in 2016, according to FINRA records. We were unable to find any recent activity with the various investment entities that he owns and manages (as described further in the section below). Mr. Swartz does not appear to have any experience of any kind with biotechnology or contract manufacturing, nor does he have any public board experience outside of Peregrine.

Mr. Johnson is a self-employed attorney, although he is also described as having been a stockholder of the law firm of Smith, Sauer, DeMaria, Johnson out of Florida. Although various websites describe this

(7)  Source: Peregrine’s SEC filings and Form 4 filings made by the NEOs. Adjusted for reverse split.

(8)  Number of shares and purchase prices not adjusted to reflect 1-for-7 reverse stock split that became effective on July 7, 2017 in discussion regarding Employee Stock Purchase Plan.

firm’s specialty as “elder care,” oddly, no website exists for the firm. None of Mr. Johnson’s biographical information suggests any background in biotechnology or contract manufacturing. He has served on three other public company boards, none of which relate to biotechnology or contract manufacturing.

Despite their apparent lack of relevant experience, these directors somehow annually make hundreds of thousands of dollars more for their service on Peregrine’s Board than their counterparts who serve as directors of the hundred-billion dollar pharmaceutical firms noted above.

Independent Directors Have Records of Value Destruction and Questionable Dealings

In addition to the severe interest misalignment with stockholders and absence of relevant experience to Peregrine’s businesses, the involvement with public companies that Messrs. Johnson, Pohl and Swartz do have is characterized by shockingly consistent failure and stockholder value destruction that should deeply concern all Peregrine stockholders.

Mr. Pohl currently serves on the advisory board of Max Sound Corp. (OTC: MAXD) (“Max Sound”), a $2.0 million market cap company with a stock price of roughly $0.002 per share and no revenue in the company’s history.(9) Mr. Pohl joined Max Sound’s advisory board in August 2014 with a grandiose press release describing him as a “famed attorney” joining Max Sound’s self-proclaimed “prestigious” advisory board. Mr. Pohl joined the advisory board despite possessing no identifiable background in the type of audio “disruptive technology” that Max Sound claims to own (and has unsuccessfully tried to sue companies like Google for royalties). Shares of Max Sound have lost nearly 99% of their value since Mr. Pohl joined the company.

Mr. Pohl’s only other public company experience was serving as a director of Patriot Scientific Corp. (OTC: PTSC) (“Patriot Scientific”), a $5.6 million market cap company with a stock price of roughly $0.014 per share,(10) from 2001-2008, while also serving as its CEO from 2005-2007. Patriot Scientific (where Mr. Johnson has also served as a director since 2001), like Max Sound, is a failed intellectual property company that has not generated any material revenue in the life of the company and has had zero revenues since 2010. Since 2001, Patriot Scientific’s stock has lost roughly 94% of its value.

Mr. Swartz is the founder, principal and/or manager of several financial firms including Roswell Capital Partners, LLC, Equiplace Securities, LLC, Swartz Investments, LLC, BridgePointe Master Fund Ltd. and Centurion Private Equity, LLC (collectively, the “Roswell entities”). These are a mix of related finance and investment vehicles managed by Mr. Swartz, and they have been involved with raising capital for questionable pink sheet stocks since the mid-1990s.

According to his Peregrine biography, Mr. Johnson worked for Mr. Swartz since at least 1996, acting as in-house legal counsel for Roswell Capital affiliated entities until becoming “self-employed” in 2013. Mr. Johnson has also served as a director of Patriot Scientific since August 2001 (where Mr. Pohl previously served as a director and CEO as noted above), during which time its fully diluted share count has increased by roughly 650% while its stock has lost approximately 94% of its value. Mr. Johnson previously served as

(9)  Max Sound share price and market cap as of July 12, 2017.

(10)  Patriot Scientific share price and market cap as of July 12, 2017.

a director of Cryoport, Inc. (NASDAQ: CYRX) from 2009-2012,(11) during which time the stock lost 84% of its value while the fully diluted share count increased by over 800%. He also previously served as a director of ECOtality, Inc. (formerly OTC:ECTYQ) from 2009-2011,(12) during which time the stock lost 90% of its value while the fully diluted share count increased by over 500%, with the company later filing for bankruptcy in 2013.

Unfortunately, Messrs. Swartz’s and Johnson’s track record with failed and highly questionable companies at the Roswell entities is so long that for the sake of brevity we are limited to providing a partial list of the penny stock companies and a very brief description of the relevant outcomes for stockholders. According to public records, below is a limited list of public companies which Messrs. Swartz and Johnson have provided (or attempted to provide) financing to and have generally been involved with.

Company	Date of Announcement	Split-Adjusted Stock Price at Time of First Involvement	Announced Capital Investment	Stock Performance (Rounded)	Note
Alternate Energy Holdings	November 2010	$0.690	$150 million	-100%	Bankrupt; CEO and CFO convicted of fraud
MabCure	January 2011	$0.430	$10 million	-100%	Trades for $0.003 per share
Medisafe 1 Technologies	February 2011	$0.170	$5 million	-100%	Delisted
Diadem Resources	March 2011	$0.090	$8 million	-100%	Delisted
Minerco Resources Inc	December 2010	$0.009	$5 million	-100%	Trades for $0.0022 per share
Clean Power Concepts	April 2011	$0.110	$7.2 million	-100%	Trades for $0.0001 per share
Amarantus BioSciences Inc	October 2011	$0.161	$30 million	-100%	Trades for $0.05 per share
Green EnviroTech Holdings	March 2011	$0.640	$10 million	-100%	Trades for $0.05 per share
DC Brands International	February 2011	$0.075	$5 million	-100%	Delisted
Prominex Resource Corp	February 2011	$0.060	$20 million	-100%	Delisted
Conway Resources	March 2011	$0.080	5 million CAD	-100%	Delisted
WinSonic Digital Media	August 2010	$0.040	$10 million	-100%	Delisted
ICP Solar Technologies	June 2008	$0.670	$5 million	-100%	Delisted
Gopher Protocall	June 2011	$0.120	$10 million	-100%	Delisted
LI3 Energy Inc	December 2010	$0.230	$10 million	-91%	$10 million market cap
Novation Holdings Inc	August 2011	$0.570	$30 million	-100%	Trades for $0.0001 per share

Source: SEC filings; press releases.

While the value destruction speaks for itself, even more troubling is that many of these companies appear to follow a disturbing pattern: pink sheet stocks trading for pennies, no history of revenues or business activities, large reverse-splits, frequent changes to the company’s name, a flurry of highly promotional press releases and paid promotional campaigns and stocks which collapsed in a short amount of time after raising capital, eventually being delisted. We have been hard-pressed to find a single stock which the Roswell entities raised capital for that did not resemble one of these extremely troubling fact patterns.

Typically, the Roswell entities provided “equity funding facilities” that allowed highly questionable companies to issue soon-to-be-worthless stock to the general public. Importantly, the Roswell entities

(11)  Served as a director of Cryoport, Inc. from May 4, 2009 to March 1, 2012. Source: SEC filings; Bloomberg

(12)  Served as a director of ECOtality, Inc. from October 30, 2009 to December 15, 2011. Source: SEC filings; Bloomberg were merely acting as a conduit to raise money for such companies, and were not actually investing capital into them. In fact, most of these equity funding facilities permitted the Roswell entities to short the stocks before purchasing discounted shares from the company, effectively allowing the Roswell entities to lock in a profit at the expense of the public without making any investment in the companies. There is no shortage of other unsettling public company dealings from the Roswell entities, which we can detail in future communications.

We believe it is EXTREMELY inappropriate to allow people who appear to be consistently associated with stockholder value destruction to be entrusted as fiduciaries in ANY capacity at ANY public company. The stockholders of Peregrine deserve a Board comprised of highly-qualified independent directors with relevant industry experience and track records of creating stockholder value. Instead, the current Board consists of individuals with track records of value destruction and questionable dealings that cast immense doubt on their ability to act in stockholders’ best interests.

ISS Has Previously Recommended WITHHOLD Votes Against ALL Independent Directors

Based on the results from last year’s annual meeting, where every independent director received at least 30% WITHHOLD votes with respect to their re-election, it is clear that we are not the only ones who are extremely displeased with the composition of the Board and ready for immediate change. In addition, leading independent proxy advisory firm Institutional Shareholder Services (ISS) recommended a WITHHOLD vote with respect to each of Peregrine’s directors, stating:

“WITHHOLD votes are warranted for compensation committee members Carlton M. Johnson Jr., David H. Pohl, and Eric S. Swartz due to continued problematic pay practices and the board’s failure to adequately respond to shareholder concerns.”

In fact, ISS has recommended WITHHOLD votes against ALL independent directors at each of the past THREE annual meetings. While change is desperately needed at Peregrine, the incumbents appear committed to a pattern of entrenchment. In fact, we are concerned that the Company may have deliberately taken action to frustrate our nomination of director candidates, including by closing its transfer books for an extended period of time.

The status quo, as evidenced by the outrageous equity dilution and abysmal corporate governance practices, has proven untenable, which is why we have formally nominated three independent, highly-qualified candidates, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian, for election at the upcoming 2017 Annual Meeting. In the 16 months since bavituximab’s failure of its Phase III SUNRISE trial, the Board has failed to address the Company’s problems, and instead, stockholders continue to be diluted at a preposterous rate. We believe the individuals we have nominated possess the financial, operational and strategic acumen the Board urgently needs to enhance stockholder value.

Our Director Nominees: Qualified, Successful, Independent

Gregory P. Sargen (“Greg”) is the former Chief Financial Officer and currently the Executive Vice President of Corporate Development of Cambrex Corp. (NYSE: CBM) (“Cambrex”), a $1.9 billion market capitalization contract manufacturing organization headquartered in Rutherford, New Jersey. In 2017, Cambrex received 24 awards at the CMO Leadership Awards, for capabilities compatibility, development, expertise, quality, and reliability. During the period of Greg’s role as CFO (February 2007 — January 2017), Cambrex’s stock price increased approximately 408%, a 17.7% annualized return for stockholders over a 10-year period. As CFO, Greg played a key role in overseeing Cambrex’s revenue growth of over 94% and its earnings per share growth of over 625%. Greg has a track record of executive leadership, strong stockholder returns, and excellent experience within the advanced pharmaceutical ingredients (API) contract manufacturing industry. Greg received a bachelor’s degree from Penn State University and an MBA from the Wharton School of the University of Pennsylvania.

Brian W. Scanlan (“Brian”) is Managing Partner of Freedom Bioscience Partners, LLC, a pharmaceutical services business advisory firm providing direct, dedicated senior leadership support, strategic direction and industry expertise. Brian also currently serves as a director of Callery, LLC, a spin-off of BASF that is a global leader in highly reactive chemistries. From March 2011 to October 2013, Brian served as President and Chief Executive Officer of Cambridge Major Laboratories, Inc. (“CML”) (n/k/a Alcami Corporation), a leading global chemistry outsourcing provider of integrated drug development and manufacturing services to the pharmaceutical and biotechnology industries. Brian initially joined CML in 2002 and held various leadership positions prior to becoming President and Chief Executive Officer, including Chief Business Officer, Vice President — Corporate Development, Vice President — Business Development and Director — Sales & Marketing. He also served on the Board of Directors of CML from 2007 to June 2014. Prior to joining CML, Brian served as Manager of Business Development at Rhodia ChiRex Inc., a multinational technology and custom pharmaceutical development and manufacturing firm, from 2000 to 2002. From 1998 to 2000, Brian served as Manager of Sales & Marketing at Universal Pharma Technologies, LLC, a premiere innovator, developer and supplier of pharmaceutical manufacturing equipment and technologies focused on accelerating drug development. Brian began his career in 1991 as a Research Chemist at UOP LLC (n/k/a Honeywell UOP), the leading international supplier and technology licensor for the petroleum refining, gas processing, petrochemical production and major manufacturing industries, after which he led marketing efforts for UOP’s Specialty Chemicals Group from 1995 to 1998. Brian earned his MBA from the Illinois Institute of Technology and a B.S. in Chemistry from Northern Illinois University.

Saiid Zarrabian (“Saiid”) has nearly 40 years of board and executive/operational experience in multiple industries, including 23 years experience in the biotech, pharmaceutical & instrumentation industries. He currently serves as an advisor to Redline Capital Partners, S.A., a Luxembourg based biotechnology and pharmaceuticals focused investment firm. Saiid has been involved in multiple turnaround situations, including most recently as Chairman of the Board of La Jolla Pharmaceutical Company (NASDAQ: LJPC) during the company’s transition from an OTC-traded penny stock company to a NASDAQ-listed company with a successful phase three drug. He previously served as CEO, President and a director of Cyntellect, Inc. (2010 — 2012), a stem cell processing and visualization instrumentation company, where he led the company’s annual revenue growth from $800,000 to $11 million, culminating in a sale of the company in 2012. Some of Saiid’s notable engagements include serving as a consultant/acting COO for SciTegic, Inc. (2002 — 2004), an informatics company with 10X revenue growth culminating in a sale of the company at >35X invested capital within 2.5 years of his engagement; a director of eMolecules, Inc. (2009-2011), a chemistry eCommerce portal whose revenues grew from less than $500,000 to over $20 million; and a director of Penwest Pharmaceuticals Co. (2010) (formerly NASDAQ:PPCO), where he was a director nominee of an activist investor and the company was sold at ~3x its share price in less than 1 year. Saiid’s professional experience also includes serving as an executive of Intrexon Corporation (NYSE: XON), Senomyx, Inc. (NASDAQ: SNMX), Pharmacopeia, Inc., Molecular Simulations, Inc., Symbolics, Inc. and Computervision Corporation. Additional directorships he has held in the industry include Immune Therapeutics, Inc. (OTC:IMUN), Exemplar Pharma, LLC and Ambit Biosciences Corporation.

We strongly believe that the Company’s stockholders will benefit from the addition of Messrs. Sargen, Scanlan and Zarrabian to the Board and we look forward to providing stockholders with an alternative to the status quo at the upcoming 2017 Annual Meeting.

Regards,

John S. Stafford III

RONIN TRADING, LLC

Stephen White

SW INVESTMENT MANAGEMENT LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ronin Trading, LLC, together with the other participants named herein (collectively, “Ronin”), intends to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of three highly qualified director nominees at the 2017 annual meeting of stockholders Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

RONIN STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the solicitation are Ronin Trading, LLC (“Ronin Trading”), John S. Stafford, III, SWIM Partners LP (“SWIM Partners”), SW Investment Management LLC (“SW Management”), Stephen White, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian.

As of the date hereof, Ronin Trading directly beneficially owned 3,310,651 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”), including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of the Company’s 10.50% Series E Convertible Preferred Stock, $0.001 par value per share (“Series E Preferred Stock”). Mr. Stafford, as the Manager of Ronin Trading, may be deemed to beneficially own the 3,310,651 shares of Common Stock beneficially owned directly by Ronin Trading. As of the date hereof, SWIM Partners directly beneficially owned 469,308 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Preferred Stock. As of the date hereof, an account separately managed by SW Management (the “SW Account”) held 172,487 shares of Common Stock, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Preferred Stock. SW Management, as the general partner and investment adviser of SWIM Partners and the investment adviser of the SW Account, may be deemed to beneficially own the 641,795 shares of Common Stock beneficially owned in the aggregate by SWIM Partners and held in the SW Account. Mr. White, as the Manager of SW Management, may be deemed to beneficially own the 641,795 shares of Common Stock beneficially owned in the aggregate by SWIM Partners and held in the SW Account. As of the date hereof, Messrs. Sargen, Scanlan and Zarrabian did not beneficially own any securities of the Company.

Investor Contact:

Stephen White

SW Investment Management LLC

(312) 765-7033